UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Sealy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812139301

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue, 29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 812139301

1	NAMES OF REPORTING PERSONS H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No 812139301

1	NAME OF REPORTING PERSONS H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No 812139301

1	NAME OF REPORTING PERSONS Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A8

This constitutes Amendment No. 8 to the statement on Schedule 13D (the “Amendment No. 8”) filed jointly on behalf of H Partners Management, the Partnership, H Partners Capital and Rehan Jaffer, dated and filed November 7, 2011 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Sealy Corporation (the “Company” or “Issuer”). The Company’s principal executive office is located at Sealy Drive, One Office Parkway, Trinity, North Carolina 27370. This amendment is being filed to amend and restate Item 4 and Item 5. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On March 18, 2013, Tempur-Pedic International Inc. (“Tempur-Pedic”) completed its acquisition of the Company by means of a merger (the "Merger") of Silver Lightning Merger Company ("Merger Sub") with and into the Company in accordance with an Agreement and Plan of Merger, dated September 26, 2012 (the “Merger Agreement”) among the Company, Tempur-Pedic and Merger Sub. Upon consummation of the Merger, each share of common stock of the Company beneficially owned by the Reporting Persons was converted into the right to receive $2.20 per share in cash. As a result of the consummation of the Merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, each Reporting Person beneficially owns less than 5% of the shares of Common Stock.

(b) Not applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

(d) Not applicable.

(e) Upon consummation of the Merger on March 18, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement (incorporated by reference from the Statement).

99.2	Letter, dated March 11, 2012, by the Reporting Persons to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 2 to the Statement)

99.3	Letter, dated March 27, 2012, by the Reporting Persons to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 3 to the Statement)

99.4	Press Release, dated April 12, 2012 (incorporated by reference from Amendment No. 4 to the Statement)

99.5	Press Release, dated April 24, 2012 (incorporated by reference from Amendment No. 5 to the Statement)

99.6	Letter, dated September 27, 2012, by the Reporting Persons to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 7 to the Statement)

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP
By: H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer